Eastern Insurance Holdings, Inc.

25 Race Avenue

Lancaster, PA 17603

(717) 396-7095

June 16, 2006

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington,	D.C. 20549

Re:	Eastern Insurance Holdings, Inc.

Request to Withdraw Registration Statement on Form 8-A filed June 7, 2006

SEC File Number 001-32899

Ladies and Gentlemen:

The Company hereby requests the consent of the Securities and Exchange Commission to withdraw the Form 8-A filed under Section 12(b) of the Securities Exchange Act of 1934. A corrected Form 8-A under Section 12(g) of the Securities Exchange Act of 1934 will be filed.

Should you have any questions regarding this request, please contact Jeffrey P. Waldron at (610) 205-6023.

Very truly yours, EASTERN INSURANCE HOLDINGS, INC.

By:	/s/ Bruce M. Eckert
Bruce M. Eckert Chief Executive Officer